Alpha Architect ETF Trust
213 Foxcroft Road
Broomall, Pennsylvania 19008

April 26, 2019

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Alpha Architect ETF Trust (the “Trust”) Post-Effective Amendment No. 14 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-195493, 811-22961

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on April 9, 2019 with respect to the Amendment and the Trust’s series, Alpha Architect Freedom 100 Emerging Markets ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

PROSPECTUS

Comment 1.	Supplementally, provide the Staff with the Index methodology.

Response:	A copy of the Index methodology was sent to the Staff by email on April 26, 2019.

Comment 2.
The Staff notes that the name of the Fund triggers Section 35(d) of the Investment Company Act of 1940 (the “1940 Act”) and Rule 35d-1 thereunder. With respect to the Fund’s name including “emerging markets,” the Fund should adopt and disclose a policy of investing at least 80% of its total net assets in emerging markets.

Response:	The following has been added to the Fund’s Investment Strategy section:

Under normal circumstances, the Fund will invest at least 80% of its net assets, plus borrowings for investment purposes, in securities economically tied to emerging market countries. The Fund’s 80% policy is non-fundamental and can be changed without shareholder approval. However, Fund shareholders would be given at least 60 days’ notice prior to any such change.

For purposes of the Fund’s 80% policy, the securities of a company are considered to be economically tied to an emerging market country if one or more of the following attributes are tied to an emerging markets country: stock exchange listing; where it is registered, organized or incorporated; where its headquarters are located; where it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed; or where at least 50% of its assets are located.

Comment 3.	Disclose and define the emerging market countries.

Response:	The following has been added to the Principal Investment Strategies section:

As of February 14, 2019 emerging market countries include: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Greece, Egypt, Hungary, India, Indonesia, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, South Korea, Taiwan, Thailand, Turkey, and United Arab Emirates (collectively, the “Emerging Markets”).

Comment 4.	Under Rule 35d-1, the Fund should disclose how the 80% of its total net assets in emerging markets are tied economically to the emerging market countries.

Response:	Please see response to Comment 2.

Comment 5.	Please provide a completed fee table and expense example for the Fund prior to effectiveness.

Response:	The Fund’s fee table has been revised to read as follows:

Fees And Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”).  The fees and expenses are expressed as a percentage of the Fund’s average daily net assets. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.49%

[1]	Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.  The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods.  The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same.  You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example.  Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$50	$157

Comment 6.
In the Summary section, disclose the countries that are in the Index as of a recent practicable date to resolve and explain the discrepancy between “Eligible Emerging Markets” and the “starting country universe.”

Response:
The following has been added to the Summary section: As of February 14, 2019, the following ten Emerging Markets were included in the Index: Taiwan, South Korea, Chile, Poland, South Africa, Philippines, Mexico, Indonesia, Thailand and India (each, an “Index Market”).

Comment 7.	In “Country Selection and Weighting” disclose the name of the global think-tank.

Response:	The requested disclosure has been added.

Comment 8.
In “Component Selection and Weighting” explain how the third-party index calculation agent determines country of domicile for each security, e.g. revenues, incorporation, or physical building location.

Response:	This reference has been removed and the language discussed in Comment 2 has been inserted.

Comment 9.	As the Fund will need to adopt and disclose a policy of investing at least 80% of its total net assets in emerging markets, a corresponding concentration risk should be disclosed.

Response:	The requested risk disclosure has been added.

Comment 10.	As “Additional Information about the Index” states the Index Provider has licensed the use of the Index to the Adviser, please file the agreement with the registration statement.

Response:	The Trust will provide the agreement as an exhibit prior to the Fund launch.

Comment 11.	Add date of report when known to the “Approval of Advisory Agreement” section.

Response:	The request is noted and will be completed.

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
As administrator to the Trust